UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 002-86947

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2021

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of United Bankshares, Inc. Savings and Stock Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2021, in accordance with the modified cash basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1989.

Charleston, West Virginia

June 24, 2022

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2021	2020
Assets
Investments, at fair value	$205,417,725	$159,311,365

Notes receivable from participants	1,013,492	786,882

Net assets available for benefits	$206,431,217	$160,098,247

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2021

Additions
Investment income:
Interest and dividends	$8,655,800
Net appreciation in fair value of investments	18,007,954

Total investment gain	26,663,754

Contributions:
Employee contributions	14,234,209
Employer contributions	8,115,646
Rollover contributions	8,705,319

Total contributions	31,055,174

Total additions	57,718,928

Deductions
Withdrawals and benefits paid directly to participants	11,019,745
Administrative expenses paid by participants	366,213

Total deductions	11,385,958

Net increase	46,332,970

Net assets available for benefits:
Beginning of year	160,098,247

End of year	$206,431,217

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2021

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 4 for disclosures related to fair value measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

Developments During the Year of 2021

Acquisitions

On December 3, 2021 (CBTC Acquisition Date), United acquired 100% of the outstanding common stock of Community Bankers Trust Corporation (Community Bankers Trust), a Virginia corporation headquartered in Richmond, Virginia. Immediately following the acquisition, Essex Bank, a wholly-owned subsidiary of Community Bankers Trust, merged with and into United, pursuant to the terms of the Agreement and Plan of Merger, dated June 2, 2021, by and between United and Community Bankers Trust.

The Essex Bank’s 401(k) plan was terminated prior to the closing of the acquisition in accordance with applicable laws and regulations. Each eligible employee of Community Bankers Trust and its subsidiaries that was a participant in the Essex’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the CBTC Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Participants were provided options in the first quarter of 2022 to submit their selection on how their account balances should be handled. The final Essex’s 401(k) plan audit and Form 5500 are in the process of being completed and submitted for the final steps in the Essex’s 401(k) plan termination.

On May 1, 2020 (CFC Acquisition Date), United acquired 100% of the outstanding common stock of Carolina Financial Corporation (Carolina Financial), a Delaware corporation headquartered in Charleston, South Carolina. Carolina Financial was merged with and into United, pursuant to the terms of the Agreement and Plan of Merger, dated November 17, 2019, by and between United and Carolina Financial. As of the CFC Acquisition Date, Carolina Financial was the plan sponsor for the Carolina Financial Corporation 401(k) Retirement Plan (Carolina Financial’s 401(k) plan).

At the CFC Acquisition Date, Carolina Financial’s 401(k) plan was terminated the day prior to merger date in accordance with applicable law and regulations. Each eligible employee of Carolina Financial and its subsidiaries that was a participant in Carolina Financial’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the CFC Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Carolina Financial’s terminated 401(k) plan were eligible for distribution or rollover upon an IRS review and letter of determination being received, and in accordance with applicable law and regulations. Any other former employee of Carolina Financial or its subsidiaries that is employed by United or its subsidiaries after the CFC Acquisition Date was eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements. Any active employee that was a participant in the former Carolina Financial 401(k) plan had the opportunity to rollover their account balance from TransAmerica to United’s 401(k) plan in 2021.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general oversight of the Plan. United Bank is the trustee of the Plan. Empower Retirement, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the record-keeper of the Plan. Great-West Trust Company, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the custodian of the Plan. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. There were no amendments or restatements to the Plan in 2021. In 2020, an amendment was made to increase the employer match to a 100 percent match to the first 5 percent of a participant’s pay, for the period May 1, 2020 to December 31, 2020, deferred by any participant eligible to participate in United’s matching contributions since the immediately preceding calendar year. The increase also applies to plan years beginning on or after January 1, 2021. As previously mentioned, the Plan adopted a short-term Plan modification in 2020 to incorporate the provisions outlined in the CARES Act. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. This “coronavirus-related distribution” is exempt from the 10 percent premature distribution penalty tax, can be repaid over a three-year period from the day after receipt of the distribution in one or more contributions to the Plan, and is taxable ratably over a three-year period (unless the taxpayer elects income inclusion earlier). If a qualified Plan participant has an outstanding loan from the Plan on or after March 27, 2020, then, if the participant requests, the due date may be extended for one year if the date for any repayment of such loan occurs during the period beginning March 27, 2020 and ending on December 31, 2020. The Plan will adjust any subsequent repayments to reflect the extension of the due date and any interest accrued during the extension and the Plan will disregard the period of extension in determining the loan term. Temporary modifications were also made to the distribution of previously scheduled 2020 required minimum distributions as well as to direct rollovers to incorporate the provisions in the CARES Act.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax or after-tax basis subject to the Internal Revenue Code’s limitations.

Effective May 1, 2020, United increased the 100 percent match to the first 5 percent of a participant’s pay, for the period May 1, 2020 to December 31, 2020, deferred by any participant eligible to participate in United’s matching contributions since the immediately preceding calendar year. The increase also applies to plan years beginning on or after January 1, 2021.

Prior to May 1, 2020, United matched 100 percent of the first 4 percent of a participant’s pay, based on the participant’s deferral election. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Starting June 1, 2016, acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.

Participants may choose to have their deferral contributions directed to any of 30 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Administrative Expenses

The Plan charges Plan administrative fees which include expenses such as transaction processing, recordkeeping, website management, call center staffing, and trust/custody services. Each participant is charged an annual Plan administration fee of $85, which is assessed monthly. In addition, an annual Trustee fee of 0.12% of assets in each participant’s account, excluding United Bankshares, Inc. stock, is charged and assessed monthly. The Plan also charges a $50 loan origination fee with an annual $25 annual loan maintenance fee for any new loans that are issued. These fees are included in administrative expenses paid by the participants in the accompanying statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

4. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). All of the Plan’s mutual funds and common stock are classified as Level 1.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2021 and December 31, 2020:

	Fair Value Measurements at December 31, 2021 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Company stock	$53,427,595	$53,427,595	$—	$—
Mutual funds	131,923,610	131,923,610	—	—
Investments measured at net asset value (a)(b)	20,066,520	—	—	—

Total assets at fair value	$205,417,725	$185,351,205	$—	$—

	Fair Value Measurements at December 31, 2020 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Company stock	$43,153,205	$43,153,205	$—	$—
Mutual funds	97,348,998	97,348,998	—	—
Investments measured at net asset value (a)(b)	18,809,162	—	—	—

Total assets at fair value	$159,311,365	$140,502,203	$—	$—

(a)

In accordance with ASC Topic 820-10, certain investments that were measured using the net asset value practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(b)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2021	2020
Net assets available for benefits per the financial statements	$206,431,217	$160,098,247
Participant loans in default	(59,347)	(28,904)

Net assets available for benefits per the Form 5500	$206,371,870	$160,069,343

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2021:

2021
Increase in net assets available for benefits per the financial statements	$46,332,970
Net change in deemed distributions for defaulted loans	(30,443)

Net gain per the Form 5500	$46,302,527

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health organization. As the COVID-19 pandemic continues to be on-going, there continues to be uncertainties related to its magnitude, duration, and persistent effects. This is particularly the case with the emergence, contagiousness, and threat of new and different strains of the virus as well as the availability, acceptance, and effectiveness of vaccines. As of the date of issue, the ultimate length and severity of this pandemic cannot be reasonably estimated. The Plan’s management will continue to monitor the impact of COVID-19 on the Plan and will reflect the consequences, as appropriate, in the Plan’s financial records.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2021, the Plan received approximately $1,910,684 in common stock dividends from the Company. The Plan also holds 1,472,590 shares of United common stock, which had a fair value of $36.28 per share at December 31, 2021.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by Empower Retirement, record-keeper for the Plan.

9. Commitments and Contingencies

The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

10. Subsequent Events

The Plan has evaluated subsequent events through the report date, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2021 and determined that there are no other subsequent events that require recognition or disclosure in these financial statements.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2021

		(c)
		Description of Investment,
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value
	American Beacon Bridgeway LG CP VAL Inst.	32,185	shares	$	$853,868
	Baird Aggregate Bond Inst.	425,625	shares		4,839,357
	Credit Suisse Floating Rate Hi Income Inst.	50,702	shares		335,645
	DFA Intermediate Government Fixed Income Fund	15,472	shares		196,027
	Dodge & Cox Balanced Fund	86,906	shares		9,508,418
	Edgewood Growth Inst.	69,952	shares		4,231,387
	Federated Hermes Capital Preservation Fund R6P	2,006,652	shares		20,066,520
	Federated Hermes Instl. High Yield Bond R6	141,238	shares		1,403,908
	Federated Hermes Mid-Cap Index R6	717,001	shares		14,046,040
	Harding Loevner Instl. Emerging Markets	57,424	shares		1,410,334
	Ishares S&P 500 Index K	28,535	shares		15,993,559
	JOHCM International Select I	66,809	shares		2,008,942
	Oakmark International Inst.	133,105	shares		3,732,271
	Principal Smallcap S&P 600 Index Inst.	266,645	shares		8,289,988
	Vanguard Growth Index – Admiral	98,396	shares		16,250,086
	Vanguard High Dividend Yield Index Admiral	198,545	shares		6,710,818
	Vanguard Inflation-Protected Secs Admiral	7,808	shares		222,057
	Vanguard Real Estate Index – Admiral	4,634	shares		761,190
	Vanguard Institutional Target Retirement 2020	144,836	shares		3,955,461
	Vanguard Institutional Target Retirement 2025	187,616	shares		5,508,420
	Vanguard Institutional Target Retirement 2030	278,998	shares		8,554,092
	Vanguard Institutional Target Retirement 2035	125,219	shares		3,980,705
	Vanguard Institutional Target Retirement 2040	198,629	shares		6,552,759
	Vanguard Institutional Target Retirement 2045	99,958	shares		3,405,576
	Vanguard Institutional Target Retirement 2050	165,086	shares		5,655,843
	Vanguard Institutional Target Retirement 2055	41,999	shares		1,442,672
	Vanguard Institutional Target Retirement 2060	24,736	shares		853,157
	Vanguard Institutional Target Retirement 2065	10,964	shares		346,686
	Vanguard Target Retirement Income Inv	35,370	shares		874,344
*	United Bankshares, Inc. Common Stock	1,472,590	shares	47,482,664	53,427,595

*	Loans to participants (interest rates ranging from 4.25% to 6.50%)				1,013,492

					$206,431,217

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 24, 2022